Exhibit 1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Agrium Inc. (“Agrium”)

13131 Lake Fraser Drive S.E.

Calgary, Alberta T2J 7E8

Certain statements in this report constitute forward-looking statements. Readers should refer to the cautionary statement concerning forward-looking statements that appears at the end of this report.

2.	Date of Material Change

March 20, 2012.

3.	News Release

A news release with respect to the material change referred to in this report was issued by Agrium through Marketwire on March 20, 2012.

4.	Summary of Material Change

Agrium announced that it has agreed with Glencore International plc (“Glencore”) to acquire the majority of Viterra Inc.’s (“Viterra”) Agri-products business (the “Agreement”) upon completion of Glencore’s recently announced supported acquisition of Viterra. The Agreement will be implemented on the basis of a supported acquisition of Viterra pursuant to a plan of arrangement.

The Agreement entails Agrium acquiring Viterra’s Agri-products business, including a majority of the approximately 258 agri-business Canadian retail outlets, 17 agri-business Australian retail outlets and its minority position in the nitrogen facility located in Medicine Hat, Alberta. The acquisition price from Glencore for the entire business is approximately $1.275 billion plus working capital, in a back-to-back purchase and sale arrangement. Average working capital needed for this business is estimated to be approximately $0.5 billion. In 2011, Viterra’s total Agri-products business generated $2.4 billion in revenue and $244 million in EBITDA according to Viterra’s annual report.

5.	Full Description of Material Change

Glencore has announced a supported acquisition of all of the shares of Viterra pursuant to a plan of arrangement (the “Offer”) through an affiliate (the “Offeror”) at a price of $16.25 per share (the “Offer Price”). Agrium expects that Glencore will have completed its acquisition of Viterra by the third quarter of 2012, following which Agrium expects that the Agrium Asset Closings (defined below) will be completed within the timelines for obtaining regulatory clearances referred to below.

Agrium has agreed, on the terms and subject to the conditions of the Agreement with Glencore, Offeror and the parent of the Offeror (“Offeror Parent”), to acquire the majority of Viterra’s worldwide Agri-products business (collectively, the “Agrium Assets”), including (i) approximately 90% of Viterra’s crop input retail centres, Viterra’s fertilizer and ammonia storage and distribution assets in Western Canada, Viterra FinancialTM arrangements related to crop input retail centres, Viterra’s interests in Interprovincial Cooperative Limited (collectively, the “Retail Business”), (ii) Viterra’s interests in Canadian Fertilizers Limited (the “Wholesale Business”) and certain associated liabilities, and (iii) at Agrium’s option, Viterra’s wool business, subject to certain excluded assets and associated liabilities.

The purchase price for Viterra’s worldwide Agri-products business is $1.275 billion plus working capital, subject to adjustment, including on account of approximately 10% of Viterra’s crop input retail centres excluded from the purchase and sale, and operating cashflow from March 31, 2012. Following adjustment on account of such excluded crop input retail centres, the purchase price is expected to be approximately $1.15 billion. Average working capital needed for the Agrium Assets is estimated to be approximately $0.4-0.5 billion. In support of its payment obligation, Agrium has provided a letter of credit in the amount of $85 million issued by The Bank of Nova Scotia to Bidco.

The closings of the acquisitions of the Agrium Assets (the “Agrium Asset Closings”) are subject to applicable regulatory clearances and the satisfaction of certain conditions set out in the Agreement. The Agrium Assets will be acquired, and the liabilities assumed, on a “debt-free”, “cash-free” and “as is where is” basis, and free from all encumbrances other than Permitted Encumbrances (i.e. arising by law or ordinary course operations).

Provided that the Offeror shall have acquired Viterra pursuant to the Offer, the sale of the Agrium Assets (by way of share sale or, at the discretion of Glencore, by asset sale) will occur in a series of Agrium Asset Closings after the later of (a) 4 months following the closing of the plan of arrangement in order to facilitate Glencore’s reorganization of Viterra, and (b) August 1, 2012.

If the Offeror increases the Offer Price under the Offer, then the Offeror shall notify Agrium and Agrium shall have three business days to approve the increase and the corresponding increase to the purchase price in respect of the Agrium Assets. If Agrium does not approve the increase, Agrium will lose the right to acquire the Agrium Assets, but the Offeror has three business days to elect to maintain Agrium’s obligation to purchase the Agrium Assets or, alternatively, to terminate the Agreement.

Agrium has agreed to lend to the Offeror approximately $1.775 billion to fund in part the Offer consideration payable by the Offeror (the “Agrium Loan”). Glencore and Offeror Parent have guaranteed the Offeror’s obligations under the Agrium Loan. The Agrium Loan is repayable by the transfer of the Agrium Assets to Agrium, subject to certain conditions. Agrium has agreed to fully-advance the Agrium Loan prior to the closing date of the plan of arrangement under the Offer. Agrium does not have any rights to acquire shares of Viterra but has been granted a security interest over an amount of shares of Viterra acquired under the Offer equal to the Agrium Loan divided by the Offer Price paid by the Offeror under the Offer.

The funding of the Agrium Loan and Agrium’s obligation to acquire the Agrium Assets are conditional on, among other things, no material adverse change to Viterra’s Agri-products business occurring, no conditions to the Offer being waived or amended in a manner that is materially adverse to Agrium’s interest in the Agrium Assets, and confirmation that no third party has, or will have after consummation of an Agrium Asset Closing, a right to acquire Viterra’s interest in Canadian Fertilizers Limited (including any of its rights to any product from Canadian Fertilizers Limited’s facility in Medicine Hat, Alberta) at less than fair market value.

Agrium intends to finance the Agrium Loan through cash on hand and available debt facilities and arrangements.

Agrium will be solely responsible for obtaining all regulatory clearances for the Agrium Asset Closings, and Glencore has agreed with Agrium that any failure to obtain such approvals will not allow the Offeror to terminate or withdraw the Offer. In the event that regulatory clearances are not obtained within 10 months in the case of the Retail Business and 13 months in respect of the Wholesale Business, in each case from the date that Glencore acquires control of Viterra, Glencore may elect to dispose of any such assets in consultation with Agrium, unless Agrium requires such transfer to be made to Agrium or a third party pursuant to a hold-separate arrangement. Agrium accepts the risk that the proceeds of any such sale may be for an amount less than the portion of the purchase price for the Agrium Assets allocated to such asset. Agrium will not own or operate the Agrium Assets unless and until the applicable Agrium Asset Closing is consummated. Subject to applicable law, from the date of the acquisition of control of Viterra by the Offeror to the date of the consummation of any Agrium Asset Closing, Glencore and the Offeror will cause Viterra to operate the Agrium Assets in the ordinary course of business and consistent with past practice.

Agrium has also agreed to deal exclusively with Glencore and the Offeror with respect to the Agrium Assets and Glencore and the Offeror have agreed to deal exclusively with Agrium with respect to Viterra, subject to certain conditions.

Each of Agrium, Glencore, Offeror Parent and the Offeror has provided customary corporate representations. Glencore has represented Xstrata PLC (with whom Glencore has recently announced a proposed merger) is aware of the subject transaction and that the subject transaction is not subject to consent or approval by Xstrata PLC or its security holders other than such as has been obtained.

Either Glencore or Agrium may terminate the Agreement upon two business days’ prior written notice to the other party if:

(a)	Glencore and the Offeror have abandoned the Offer; or

(b)	the Offeror has not acquired 66 2/3% of the shares of Viterra within 160 days of the date of the Agreement.

Glencore and the Offeror may terminate the Agreement upon one business day’s prior written notice to Agrium if Agrium fails to advance the Agrium Loan as and when required by the Agreement.

The foregoing summary is qualified in its entirety by the text of the Agreement filed by Agrium with the Canadian securities regulatory authorities and available on its profile at www.sedar.com.

Agrium expects the acquisition of the Agrium Assets to be immediately accretive upon completion of the Agrium Asset Closings.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and other information included in this material change report constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (together, “forward-looking statements”).

All statements in this material change report, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to future operations following the proposed acquisition of Viterra’s Agri-products business, the completion of the transaction as contemplated and the ability to successfully integrate the new assets into our existing Retail and Wholesale business units in an effective manner. Such forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond our control, as well as various assumptions and business sensitivities, including those risk factors referred to in the MD&A section of Agrium’s most recent Annual Report to Shareholders as well as those risk factors described in Agrium’s most recent Annual Information Form, which may cause actual results, performance or achievements of Agrium to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to, the Offeror not being successful in completing its bid for Viterra, there being inaccuracies or material omissions in Viterra’s publicly available information or the possible delay in the completion of the steps required to be taken for the acquisition of the Agri-products business from the Offeror, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner or will be obtained on conditions that may require divestiture of assets expected to be acquired.

Except as otherwise indicated, the information concerning Viterra contained in this material change report has been taken from, or is based entirely upon, publicly available documents and records on file with Canadian Securities Regulatory Authorities and other public sources at the time of this material change report. Although Agrium has no knowledge that would indicate that any statements contained herein concerning Viterra taken from or based on such documents and records are untrue or incomplete, neither

Agrium, nor any of its respective affiliates or associates, nor any of their respective directors or officers, assumes any responsibility for the accuracy or completeness of such information or for any failure of Viterra to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Agrium.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Patrick J. Freeman, Vice President, Corporate Development and Strategy may be reached at 13131 Lake Fraser Drive S.E., Calgary, Alberta, T2J 7E8, or by phone at (403) 225-7000.

9.	Date of Report

March 20, 2012.